CALIFORNIA COASTAL COMMUNITIES, INC.

6 Executive Circle, Suite 250

Irvine, California 92614

(949) 250-7700 • Fax (949) 261-6550

January 10, 2008

Via facsimile: (202) 772-9368

and EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Division of Corporation Finance - Mail Stop 7010

Re:	Letter of January 4, 2008 - California Coastal Communities, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
File No. 000-17189

Dear Mr. Cash:

In response to your letter of January 4, 2008, regarding your review of the Company’s letter dated December 14, 2007, please note the following additional response.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me regarding any further questions you may have. I can be reached at (949) 250-7783.

Sincerely,

/s/ Sandra G. Sciutto
Sandra G. Sciutto
Senior Vice President and
Chief Financial Officer

cc:           Raymond J. Pacini, CEO and President

                Gregory W. Preston, Corporate Law Solutions, P.C.